File No. 70-


                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                 FORM U-1

                 APPLICATION-DECLARATION WITH RESPECT TO
                     THE FORMATION OF A JOINT VENTURE

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          EUA COGENEX CORPORATION
                P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

                 (Name of companies filing this statement
                and address of principal executive offices)

                       EASTERN UTILITIES ASSOCIATES

            (Name of top registered holding company parents of
                         applicants or declarants)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

                 (Name and address of agents for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                             Boston, MA  02109

ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION.

I. Overview of Application/Declaration. EUA Cogenex Corporation ("Cogenex"), a Massachusetts corporation and a wholly-owned subsidiary of Eastern Utilities Associates ("EUA"), a Massachusetts business trust and a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") files this application-declaration with the Securities and Exchange Commission (the "Commission"). The Applicant seeks Commission approval to the extent required under the Act for Cogenex: (i) to form a Delaware limited liability company with Westar Business Services ("Westar"), a Kansas corporation and a wholly-owned subsidiary of Western Resources, Inc., a Kansas corporation, for the purpose of providing energy conservation services (the "JV ESCO") and (ii) to guarantee third party loans obtained by the JV ESCO.

     Cogenex and Westar intend to enter into a long-term relationship to provide energy conservation services through a Delaware limited liability company in the states of Kansas, Missouri, Nebraska, Oklahoma and Arkansas and to other Westar or Cogenex customers outside such states as opportunities arise (the "Territory"). They have entered into a Letter Agreement dated November 15, 1995 and filed herewith as Exhibit B-1 in which they have agreed to perform initial marketing, sales, auditing, bidding, job procurement and performance activities in preparation of forming the JV ESCO and to develop a long-term business plan for the JV ESCO. The term of the Letter Agreement is for one year (the "Interim Period"), unless sooner terminated by the formation of the JV ESCO or by the decision of one or both of Cogenex and Westar. The JV ESCO will only be formed upon receipt of the Commission's authorization.

II.  Description of Westar's and Cogenex's Businesses.

     Cogenex is engaged in the business of investing in energy conservation-related business activities: (i) employing energy efficiency technology and equipment primarily through shared savings agreements; and
(ii) contracting to assist electric utilities in demand-side management activities including but not limited to shared-savings energy conservation projects and demand-side utility programs; (HCAR 35-24273, December 19, 1986; HCAR 35-25697, December 9, 1992).

     Westar manages activities in the unregulated electric energy markets and independent power production markets. Westar is also a full-service marketer of natural gas.

III.  Formation of the JV ESCO.    Cogenex and Westar expect that the
formation of the JV ESCO will create a more attractive provider of energy conservation services to customers within the Territory, thereby allowing Cogenex and Westar to expand their customer bases and will provide synergies which will enable Cogenex and Westar to provide their services in a more cost-effective and efficient manner, enhancing their profitability. Upon receipt of the Commission's authorization, Cogenex will form a limited liability company in Delaware with Westar. Their relationship will be governed by a limited liability company operating agreement, a copy of which will be filed by amendment as Exhibit B-2 hereto. Generally, each of Cogenex and Westar will be a 50% owner of the JV ESCO, sharing equally in the capital contributions, allocation of profits and losses and distributions of the JV ESCO. The JV ESCO will be governed overall by a board of directors comprised of six directors, three of whom will be appointed by Cogenex and three by Westar. Daily management decisions will be made by a management committee comprised of one representative from each of Cogenex and Westar. Cogenex and Westar will assign all contracts and business opportunities obtained during the Interim Period within the Territory at cost to the JV ESCO. Cogenex and Westar will also be reimbursed by the JV ESCO for their expenses incurred during the Interim Period but not previously reimbursed. Cogenex and Westar will make capital contributions in an amount initially expected to be approximately $1,000 each which will be used by the JV ESCO for working capital purposes. Cogenex and Westar will subcontract personnel to the JV ESCO at cost as needed until such time, if any, as the JV ESCO employs its own personnel.

IV. Activity During the Interim Period. During the Interim Period, Cogenex and Westar are performing initial marketing, sales, auditing, bidding, job procurement and performance activities for energy conservation services in the Territory. All business opportunities and contracts derived from such activity, except for those independent, pre-existing relationships of Cogenex and its affiliates and Westar and its affiliates, shall be subject to assignment to the JV ESCO.

     Cogenex and Westar have each committed to providing employees and other resources as set forth in the Interim Business Plan which is attached to the Letter Agreement. During the Interim Period, Cogenex and Westar will share the cost of their employees and support provided as set forth in the Letter Agreement.

V. Cogenex hereby requests authorization to the extent required under the Act (i) to form the JV ESCO and (ii) if it becomes necessary in order to obtain third party loans or to obtain more favorable terms from third parties, to guarantee the loans of the JV ESCO for up to an aggregate of $15,000,000, such guarantees to be made within five years of the formation of the JV ESCO. The capital contributions by Cogenex will be exempt from the requirement of Commission authorization pursuant to Rule 45(b)(4), and any amount borrowed by the JV ESCO from third party lenders will be through loans exempt from the requirement of Commission authorization by Rule 52(b). Cogenex requests that any goods or services furnished by Cogenex or any of its associate companies (other than an associate company which is a public utility company) to the JV ESCO be furnished at prices not to exceed market prices pursuant to an exception from the requirements of 13(b) and Rules 90 and 91 thereunder. The JV ESCO will not be providing goods or services to Cogenex or its associate companies.

ITEM 2.   FEES, COMMISSIONS, AND EXPENSES.

     The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described will be filed by amendment.


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

     The sections of the Act and rules or exemptions thereunder that the applicants believe are or may be applicable to the transactions proposed are set forth below:

Acquisition of interest in JV ESCO      Sections 9(a) and 10.
by Cogenex.

Provision of services                   Sections 12(f), 13; Rules
by Cogenex and its associate
companies to JV ESCO.

Guaranty of obligations of JV ESCO      Section 12(b); Rule 45(a).
by Cogenex.

ITEM 4.   REGULATORY APPROVALS.

     No state commission and no Federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.

     (a) In order to be in a position to carry out the proposed transactions at the most advantageous time, the Applicant requests that the Commission issue its order hereon on the earliest practical date.

     (b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Office of Public Utility Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.

     (c) Cogenex proposes that the JV ESCO file reports with the Commission pursuant to Rule 24 on a quarterly basis, beginning the first calendar quarter after this application-declaration is granted and permitted to become effective, on the following schedule: The quarterly report for the first calendar quarter of each year will be filed on or before August 15 of such year; the quarterly report for the second calendar quarter of each year will be filed on or before November 15 of such year; the quarterly report for the third calendar quarter of each year will be filed on or before February 15 of the immediately succeeding calendar year; and the quarterly report for the final calendar quarter of each year will be filed on or before May 1 of the immediately succeeding calendar year. Each such quarterly report will include the JV ESCO's consolidated balance sheets, statements of income and statements of cash flows. In addition, the JV ESCO shall file annual reports with the Commission along with the final quarter report. Such report will be filed on the modified form U-13-60 and shall include:

     (1) A statement of estimated kilowatts saved during the past year and cumulatively through demand-side management projects and according to the utility sponsor (utilities which sponsor programs on behalf of their customers).

     (2) A list of new generation facilities acquired, if any, and the applicable Federal Energy Regulatory Commission certification date and number.

     (3) A schedule of terminated and/or cancelled contracts, their value, the amount of loss to the JV ESCO, and the reasons for the termination.

     (4) A schedule of actual accounts receivable written off the books of the JV ESCO (i.e., bad debt expense).

     (5) An aging of accounts receivable for account 143 - Accounts Receivable and account 146 - Accounts Receivable from Associate Companies.

     (6) A schedule of any projects over $100,000 broken down by demand-side management, energy management services and cogeneration, including the investment and, based on the contract, the estimated future total project value (net realizable value).

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS  (* filed herewith)
(**confidential treatment requested)

     (a)  Exhibits.

          Exhibit A-1         Form of Certificate of Formation of JV ESCO
                              (to be filed by amendment).
         **Exhibit B-1        Letter Agreement between EUA Cogenex
                              Corporation and Westar Business Services
                              dated November 15, 1995.
          Exhibit B-2         Form of limited liability company operating
                              agreement.
          Exhibit F-1         Opinion of McDermott, Will & Emery (to be
                              filed by amendment).
          *Exhibit H          Proposed Form of Notice.


     (b) Financial Statements.

     To be filed by amendment.


                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned duly authorized individuals.

                              EUA COGENEX CORPORATION


                              By:  /s/ Edward T. Liston
                                   Edward T. Liston
                                   President




Dated December 8, 1995